NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

No. 6 Hai Dian Zhong Street

Haidian District

Beijing 100080, People’s Republic of China

July 9, 2012

VIA EDGAR

Larry Spirgel, Assistant Director

Kate Beukenkamp, Attorney-Advisor

Paul Fischer, Attorney-Advisor

Ivette Leon, Assistant Chief Accountant

Christine B. Adams, Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	New Oriental Education & Technology Group Inc. (the “Company”)

Form 20-F for Fiscal Year Ended May 31, 2011 (“2011 Form 20-F”)

(File No. 001-32993)

Dear Mr. Spirgel, Ms. Beukenkamp, Mr. Fischer, Ms. Leon and Ms. Adams:

The Company has received the letter dated June 29, 2012 from the staff of the Securities and Exchange Commission (the “Staff”) regarding the 2011 Form 20-F. The Company would like to request an extension to the deadline for responding to the letter, as it needs more time to prepare the response. It will provide its response to the letter via EDGAR no later than July 31, 2012.

If you have any additional questions or comments regarding the 2011 Form 20-F, please contact the Company’s U.S. counsel, Z. Julie Gao of Skadden, Arps, Slate, Meagher & Flom LLP at +852 3740-4850. Thank you very much.

Very truly yours,

/s/ Louis Hsieh
Louis Hsieh
President and Chief Financial Officer

cc:	Michael Minhong Yu, New Oriental Education & Technology Group Inc.

Z. Julie Gao, Esq., Skadden, Arps, Slate, Meagher & Flom LLP

Elsie Zhou, Deloitte Touche Tohmatsu CPA Ltd.